(212) 701-3491
December 11, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Global Sources Ltd.
Form 20-F for the year ended December 31, 2008
Filed June 26 2009
File No. 000-30678

Dear Mr. Spirgel:

On behalf of Global Sources Ltd. (the “Company”), set forth below are the Company’s responses to the Comment Letter of the Staff dated October 29, 2009.  For the convenience of the Staff, the Staff’s comment and each sub-part of the comment are repeated below and the response of the Company immediately follows each sub-part of the comment.  Each of the responses set forth below are based upon the information and representations of the Company provided to us.

Form 20-F for Fiscal Year Ended December 31, 2008

Non-Cash Compensation Expense, page 40

1.
We note in your response to comment 4 that management has determined that the measurement date for share awards to non-employees is established as the date at which the non-employee performance is completed.  For those share awards where the measurement date has not occurred, you re-measure the fair value of the share awards to non-employees at each interim financial reporting date before the measurement date, for purposes of recognizing the non-cash compensation costs during those financial periods.  So that we may fully understand your basis for this policy, please explain to us the nature and terms of the equity instruments issued to non-employees and your consideration of these terms when applying the accounting guidance to the share awards.  Please provide us a detailed, comprehensive explanation that specifically addresses each of the following items.  In addition, you should also revise your critical accounting policy disclosures, MD&A, and financial footnote policy disclosures to reflect the information provided in your response so that the nature and terms of the equity instruments issued to non-employees, your accounting for them, and the basis for this accounting are wholly transparent to readers.  Please confirm to us that you will do so in future filings and provide us a draft of your proposed disclosures.

a.
Describe the nature of the services provided by the non-employees in exchange for the equity instruments.  Tell us how the non-employees provide these services under the arrangements, how completion of the service is determined, and how the provision of these services relates to the vesting of the equity instruments.

RESPONSE:

The Company’s share awards to non-employees fall into the two categories described below:

(i)           Share grants to consultants and to the employees of third party service providers (collectively known as “ Team Members”):

Consultants provide consultancy services to the Company while the employees of third party service providers promote the Company’s products and services or provide online website related services. Share awards are granted to the Team Members for their continued services to the Company in the requisite service period under service agreements which are either signed between the Company and the consultants or between the Company and Team Member’s employers.

The service-completion date is determined by the final date that the Team Member is required to provide services in order to retain the award. The Company receives quarterly written confirmations from the Team Members’employer for the grants to the employees of third party service providers, who confirms that the team member is employed and providing services during the vesting period.

(ii)          Share grants to former employees and Team Members after they resigned or retired from their respective employment or consultancy service:

Former employees and Team Members are awarded shares based on the Plan committee’s review and assessment. The grantees of this award are subject to non-compete terms under the Plan agreement.

b.	Explain all of the terms of the awards to non-employees. Specifically, explain to us the vesting terms, terms governing forfeiture and acceleration of vesting, if any.

RESPONSE:

The Company has five Equity Compensation Plans (“ECPs”) with unvested shares as at 31 December 2008. The terms of the awards to non-employees are categorized as below:

(i)	ECP V, VII and The Global Sources Share Grant Award Plan

Under these plans, the share grants to the non-employees vest over a six year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

As at 31 December 2008, the total number of unvested shares under the ECP V, VII and The Global Sources Share Grant Award Plan are 7,673 shares, 264,868 shares and 250,923 shares respectively.

(ii)	ECP VI and The Global Sources Retention Share Grant Plan

Under these two plans, the share grants to the non-employees vest over a five year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.

As at 31 December 2008, total number of unvested shares under the ECP VI Plan and The Global Sources Retention Share Grant Plan are 13,575 shares and 46,180 shares respectively.

c.
Please clarify if there are any vesting triggers in the arrangements or do the awards vest in a straight-line manner over the life of the award.  Tell us if the vesting of the instruments is linked to a specified deliverable within your arrangement with the non-employee.  Also, tell us if the vested shares are subject to any claw-back provisions if the non-employee fails to fully perform as agreed under the terms of their arrangement with the company.

RESPONSE:

Under the terms of our Company’s equity compensation plans, there are no specific vesting triggers in the share grants to non-employees, except in the case of death of a grantee or a takeover or change of control of our Company. The vesting of the instruments is not linked to any specific deliverable other than the service condition and the non-compete condition described in the foregoing paragraphs. The vested shares are not subject to any claw-back provisions.

d.
Explain the ownership rights of the non-employee over the vested equity instruments prior to the completion of the five to six year vesting period.  Tell us if your agreements with non-employees specifically limit their rights to the vested equity instruments while they remain in service to the company.

RESPONSE:

As explained in (a) and (b) above, the non-employee has ownership rights on all vested shares. The agreement with non-employees does not specifically limit the non-employees’ rights to the vested equity instruments.

e.
Provide us a sufficiently detailed summary of how you calculated the amount recorded as a re-measurement of equity compensation expense relating to non-employees during the year ended December 31, 2008.

RESPONSE:

The computation is calculated on an individual award basis. We have attached a sample of the computation of non-employee equity compensation expense under Plan VII in Annexure -1.

f.
Provide a detailed, two year roll-forward summarizing all of your activity with respect to equity instruments issued to non-employees.  Indicate the total number of equity instruments outstanding at the beginning of the year, the total number non-vested instruments at the beginning of each year, the amount that vested during the year, the amount awarded during the year, and the total number of vested and unvested options issued to non-employees at the end of each year.

RESPONSE:

The following table provides movements in our share grants to non-employees during the past three years:

MOVEMENTS IN SHARE GRANTS TO NON-EMPLOYEES
	Year ended December 31,
	2006	2007	2008

Unvested shares at the beginning of the year	343,752	371,986	516,957

Add:

New share grants during the year	89,235	143,361	178,367
Effect of bonus shares issues announced during the year	34,295	78,047	-

Less:

Vested shares during the year	(95,296)	(70,650)	(102,716)

Shares forfeited during the year	-	(5,787)	(9,389)

Unvested shares at the end of the year	371,986	516,957	583,219

* All awarded shares, when vested and issued to a Grantee, shall rank pari passu in all respects with other Shares of the Company of the same class.

As our share awards are share grants and not options, any new shares issued, upon vesting of the share grants, will be reflected under the statement of shareholders equity.

g.
Regarding your policy disclosure in Note 2(v), rather than repeating the guidance in EITF Issue No. 96-18 you should explain to readers how you are applying this guidance to your equity instruments.  Also provide detailed information regarding your issuances of equity instruments to non-employees, including a roll-forward schedule that fully illustrates these activities throughout the periods being reported.

RESPONSE:

In future filings the Company will amend the disclosure in Note 2(v) as follows (bold underlined sections identify additions / revisions):

Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective application transition method, which requires application of SFAS No. 123(R) for new awards granted after the adoption of SFAS No. 123(R) and for any portion of awards granted prior to the date of adoption that have not vested as of the date of adoption of SFAS No. 123(R).

The Company’s employee ~~stock~~ equity compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.

~~For equity instruments issued to non-employees, the Company uses the measurement guidance of EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.” All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur~~.

The Company recognizes the compensation costs associated with share awards with graded vesting to employees on a straight-line basis over the requisite service period for the entire award.

The Company has also made share grants to non-employees as described below:

(i) Share grants to the consultants and to the employees of third party service providers (collectively known as “ Team Members”):

Under these plans, the share grants to the non-employees vest over a six year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

(ii)  Share grants to former employees and Team Members  after they resigned or retired from their respective employment or consultancy service:

Under these two plans, the share grants to the non-employees vest over a five year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.

The Company has accounted for the share grants made to the non-employees, based on the guidance provided in ASC 505-50 (previously EITF96-18).

ASC 505-50-30-6 (previously FAS 123R, par. 7) establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.   ASC 505-50-30-11 (previously EITF 96-18) further provides that an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

i.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)
ii.	The date at which the counterparty’s performance is complete.

Consistent with this understanding, the Company believes that the fair value of share grants would be considered a more reliable measurement for the purpose of recording the transactions with the non-employees.  The Company has further assessed and concluded that there is no sufficiently large disincentive for non-performance under the share grant arrangement with the non-employee that would establish a performance commitment.  Thus, the measurement date for the share grants to the non-employee was established as the date at which the non-employee’s performance is completed.

For those share grants where the measurement date has not occurred, the Company follows the guidance in ASC 505-50-30-21 (previously EITF 96-18) and re-measures the fair value of the share grants to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods.  The fair value of the unvested share grants are computed through reference to the closing market price at each of the interim reporting dates. For vested shares, compensation cost is measured using the closing market prices on the vesting dates.

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under ASC 505-50 (Previously SFAS No. 123(R)), the Company is required to adjust its compensation cost for pre-vesting forfeitures, i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants to employees and non-employees that are expected to vest and record the compensation cost for the share grants that are expected to vest.

For the shares purchased by the directors under Directors Purchase Plan, the Company has utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

In future filings the Company will amend the disclosure in the note 23 to include the following additional information:

The Company’s share grants to non-employees as of December 31, 2008 and changes during each of the three years in the period ended December 31 were as follows:

MOVEMENTS IN SHARE GRANTS TO NON-EMPLOYEES
	Year ended December 31,
	2006	2007	2008

Unvested shares at the beginning of the year	343,752	371,986	516,957

Add:

New share grants during the year	89,235	143,361	178,367
Effect of bonus shares issues announced during the year	34,295	78,047	-

Less:

Vested shares during the year	(95,296)	(70,650)	(102,716)

Shares forfeited during the year	-	(5,787)	(9,389)

Unvested shares at the end of the year	371,986	516,957	583,219

During the year 2008, we recorded a credit to expenses of $3.6 million resulting from the re-measurement of the stock based compensation relating to the unvested share grants to non-employees based on our share price of $5.45 as of December 31, 2008 which was lower compared to $28.22 share price as of December 31, 2007. This credit was recorded to  various categories of operating expenses disclosed in the income statement for the year ended December 31, 2008 as follows: Sales: $2.4 million; Community: $0.1milion; General & Administrative: $1.0 million; Online services development $0.1 million.

h.
In addition to the disclosures requested in the above comments, please quantify in MD&A and the footnotes the amount of the recorded adjustment to non-employee compensation expense and specify where this has been recorded in your income statement.

RESPONSE:

In future Annual Report on Form 20-F filings, we will add the following to our critical accounting policies disclosure in our MD&A (bold underlined sections identify additions / revisions):

Stock Based Compensation

We made share grants to employees and non-employees under our employee stock compensation plans. The Company’s share awards to non-employees fall into the two categories described below:

(i) Share grants to the consultants and to the employees of third party service providers (collectively known as “ Team Members”):

 These share grants to the non-employees vest over a six year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

(ii)  Share grants to former employees and Team Members after they resigned or retired from their respective employment or consultancy service:

Under these two plans, the share grants to the non-employees vest over a five year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the noncompete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.

The Company has accounted for the share grants made to the non-employees, based on the guidance provided in ASC 505-50 (previously FAS 123R).

ASC 505-50-30-6 (previously FAS 123R, par. 7) establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.   ASC 505-50-30-11 (previously EITF 96-18) further provides that an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

iii.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)
iv.	The date at which the counterparty’s performance is complete.

Consistent with this understanding, the Company believes that the fair value of share grants would be considered a more reliable measurement for the purpose of recording the transactions with the non-employees.  The Company has further assessed and concluded that there is no sufficiently large disincentive for non-performance under the share grant arrangement with the non-employee that would establish a performance commitment.  Thus, the measurement date for the share grants to the non-employee was established as the date at which the non-employee’s performance is completed.

For those share grants where the measurement date has not occurred, the Company follows the guidance in ASC 505-50-30-21 (previously EITF 96-18) and re-measures the fair value of the share grants to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods.  The fair value of the unvested share grants are computed through reference to the closing market price at each of the interim reporting dates. For vested shares, compensation cost is measured using the closing market prices on the vesting dates.

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under ASC 505-50 (Previously SFAS No. 123(R)), the Company is required to adjust its compensation cost for pre-vesting forfeitures, i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants to employees and non-employees that are expected to vest and record the compensation cost for the share grants that are expected to vest.

For the shares purchased by the directors under Directors Purchase Plan, the Company has utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

In future Annual Report on Form 20-F filings, we will add the disclosures such as the following in the applicable section of our MD&A (bold underlined sections identify additions / revisions):

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans to both employees and non-employees. The Company’s share awards to non-employees fall into the two categories described below:

(i) Share grants to the consultants and to the employees of third party service providers (collectively known as “ Team Members”):

These share grants to the non-employees vest over a six year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

(ii)          Share grants to former employees and Team Members after they resigned or retired from their respective employment or consultancy service:

Under these two plans, the share grants to the non-employees vest over a five year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the noncompete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.

During the year 2008, we recorded a credit to expenses of $3.6 million resulting from the re-measurement of the stock based compensation relating to the unvested share grants to non-employees based on our share price of $5.45 as of December 31, 2008 which was lower compared to $28.22 share price as of December 31, 2007. This credit was recorded to  various categories of operating expenses disclosed in the income statement for the year ended December 31, 2008 as follows: Sales: $2.4 million; Community: $0.1milion; General & Administrative: $1.0 million; Online services development $0.1 million.

For a detailed discussion of our share grants to non-employees and the impact of movement in our share prices on our non-cash compensation expense, please refer to our critical accounting policy “ Stock Based Compensation” under this section of this Annual Report and Note 2(v) to our Financial Statements included elsewhere in this Annual Report.

We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

The total non-cash compensation credit relating to the equity compensation plans and the Directors Purchase Plan, recorded by us and included under the respective categories of expenses during the year ended December 31, 2008 was $0.9 million, compared to an expense of $7.8 million recorded during the year ended December 31, 2007.  The reduction is due mainly to a $3.6 million credit to expenses resulting from the re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price as discussed above ~~and the completion of vesting of some of the past share awards~~, off-set partially by the non-cash compensation expense relating to the share grants to our employees.~~the new share awards during the year ended December 31, 2008~~.

The corresponding amounts for the non-cash compensation credit/expenses are charged/credited to shareholders’ equity.

As of December 31, 2008 there was approximately $8.3 million of unrecognized non-cash compensation cost associated with the awards under the above equity compensation plans, which is expected to be recognized over the next six years.

The Company is prepared to make the changes indicated in its responses to the Staff’s comment in future filings.

The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to the undersigned at (212) 701-3491.

Very truly yours,

/s/ Stuart G. Downing
Stuart G. Downing

cc:	David Gillan,
Chief Financial Officer
Global Sources Ltd.
James J. Clark, Esq.
Michael J. Ohler, Esq.

Non-cash compensation expenses (for non-employee) - computation for year ended Decemeber 31, 2008

Plan name:	ECP Plan VII

Total share award	63,087
Grant award date	13.Feb.2006
Year of award	Year 2006

The shares under the above grant			Graded-vesting schedule (Accelerated attribution basis)
will vest as per following schedule:
Year ended	Vesting	Vested stock	Year ended	Vesting	2006	2007	2008	2009	2010	2011
2006			2006
2007	10.00%	6,127	2007	10.00%	5%	5%
2008	15.00%	9,487	2008	15.00%	5%	5%	5%
2009	15.00%	9,486	2009	15.00%	4%	4%	4%	4%
2010	20.00%	12,657	2010	20.00%	4%	4%	4%	4%	4%
2011	40.00%	25,330	2011	40.00%	7%	7%	7%	7%	7%	7%
	100.00%	63,087		100.00%	24.42%	24.42%	19.42%	14.42%	10.67%	6.67%

Computation of non-cash compensation cost using accelerated attribution method
										Expense attributed to each year under accelerated attribution method
Year ended	Granted shares Vesting on	Shares to vest	Shares (incl bonus share)	Estimated shares to vest after estimated forfeiture		Vesting %	Share price		Total non-cash compensation expense	Charge for year 2006	Charge for year 2007	Charge for year 2008	Charge for year 2009	Charge for year 2010	Charge for year 2011
									US$	US$	US$	US$	US$	US$	US$
2007	1-Jan-08	6,127	8,155	8,155	(Note 1)	10.00%	28.22	(Note 3)	230,135.14	115,067.57	115,067.57
2008	1-Jan-09	9,487	12,627	11,704	(Note 2)	15.00%	5.45	*	63,784.82	21,261.61	21,261.61	21,261.61
2009	1-Jan-10	9,486	12,626	11,410	(Note 2)	15.00%	5.45	*	62,183.64	15,545.91	15,545.91	15,545.91	15,545.91
2010	1-Jan-11	12,657	16,846	14,843	(Note 2)	20.00%	5.45	*	80,896.25	16,179.25	16,179.25	16,179.25	16,179.25	16,179.25
2011	1-Jan-12	25,330	33,714	28,963	(Note 2)	40.00%	5.45	*	157,847.40	26,307.90	26,307.90	26,307.90	26,307.90	26,307.90	26,307.90
		63,087							594,847.26	194,362.24	194,362.24	79,294.67	58,033.06	42,487.15	26,307.90

		Cumulative non-cash compensation costs up to December 31, 2008:							468,019.14

* Closing Share price on 31 December 2008
Note:	(1)	These are shares that fully vested on January 1, 2008 hence no need to factor in forfieture rate.
	(2)	We applied estimated forfeiture rate as per the table given below.
	(3)	Since shares are fully vested, used closing share price on December 31, 2007 of US$28.22

BONUS SHARES
Bonus - Announcement	06-Mar-06	1.1
Bonus - Announcement	05-Mar-07	1.1
Bonus - Announcement	20-Dec-07	1.1

		1.331

Estimated Annual Forfeiture Rates used -					Cumulative
			0.025		Forfeiture
Year 1	31.12.06	1	0.025	0.975	0.975000
Year 2	31.12.07	1	0.025	0.975	0.950625
Year 3	31.12.08	1	0.025	0.975	0.926859
Year 4	31.12.09	1	0.025	0.975	0.903688
Year 5	31.12.10	1	0.025	0.975	0.881096
Year 6	31.12.11	1	0.025	0.975	0.859068